C21 Investments Revises Release Date of Fiscal Year End Financial Results
Announces Retail Sales Record in Q1 2022 and Operational Update

VANCOUVER, May 17, 2021 - C21 Investments (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company") a vertically-integrated cannabis company, today announced the release of the audited financial statements for the year ended January 31, 2021 has been revised to May 27, 2021. This date is later than the previously announced date of May 18, 2021, but still ahead of the statutory deadline of May 31, 2021.

"While we are extending our target for the release of the audited financials, we are pleased with the progress and professionalism of our new auditors from Baker Tilly," said Michael Kidd, CFO.

Operational Update (All currency in U.S. dollars):

The Company achieved a quarterly sales record in its Nevada Dispensaries of $98,500 per day achieved in Q1 (Feb 1 - Apr 30, 2021). This represents an increase of 28% over the same period last year.

With regard to the cultivation expansion underway (see release dated April 15th), the Company now anticipates the planting in these new rooms to begin in June, ahead of schedule, with an expected yield of 2,500 pounds of additional high-grade flower annually from this phase of the project.

Further to the Oregon asset sale (see release dated January 7th), the Company is pleased to update that regulatory approval was received from OLCC and the final payment of $1 million has been received from the buyer.

For further inquiries, please contact:

Investor Relations and Media contact:  Company contact:

Mattio Communications  Michael Kidd

c21@mattio.com Chief Financial Officer and Director

Michael.Kidd@cxxi.ca

+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the ability of the Company's Nevada retail locations to operate at record quarterly run rates, the performance of the Company's operations generally, and specifically its Nevada retail operations, during the pendency of the COVID-19 pandemic, the release date of the Company's audited financial statements, the progress, timing and expected yield of the Company's Nevada cultivation expansion, the performance of the Company's brands and the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.